

August 16, 2011

Via E-mail
Mr. Fernando Londe
Chief Executive Officer
Digagogo Ventures Corp.
2011 Courtside Ln, Suite 101
Charlotte, NC 28270

> **Re: Digagogo Ventures Corp.**
> **Form 8-K/A**
> **Filed August 10, 2011**
> **File No. 333-166494**

Dear Mr. Londe:

We have reviewed your response and your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. We note that on August 10, 2011 the British Columbia Securities Commission issued a Cease Trade Order with respect to your securities, which can be found on their website at http://www.bcsc.bc.ca/comdoc.nsf/WebPolicies?OpenView&Start=1&Count=1000&Expand=1.1#1.1. The Cease Trade Order references material omissions from, among other filings, your Form 8-K. Please revise your Form 8-K to address the Cease Trade Order and each of the issues raised therein. Explain Mr. Branconnier's involvement with the company, including his relationship with the purchaser of a license from the company (referenced in paragraph six of the Cease Trade Order).

Status of Our Products, page 4

2. Refer to the first five paragraphs of page five. We note disclosure indicating that you

have recently acquired all of the assets and intellectual property of three companies, Swebby Inc., Blackswan Inventions Inc. and Banyan Tech Ventures Inc. pertaining to your three products.   Such disclosure appears to be inconsistent with your representation that you currently do not have any propriety interests in your products.   Please clarify. In this regard, describe for us in reasonable detail the consideration you have received from Swebby Inc., Blackswan Inventions Inc. and Banyan Tech Ventures Inc. in exchange for cash and shares. Describe for us any arrangements, agreements and understanding between the Registrant, its affiliates, officers and promoters and Swebby Inc., Blackswan Inventions Inc., Banyan Tech Ventures Inc., Lennox Pong, David Duprey and affiliates. Describe for us the circumstances under which you will acquire 100% ownership of your products.

3. Tell us also your consideration of whether historical financial statements and pro forma information for Swebby Inc., Blackswan Inventions Inc. and Banyan Tech Ventures Inc. will be required in accordance with Item 9.01 of Form 8-K.

You may contact Joseph Kempf, Staff Accountant, at (202) 551-3352 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser, at 202-551-3367 or Celeste M. Murphy, Legal Branch Chief at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director